SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: September 2002

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Hertistrasse 2E
CH-8304 Wallisellen
Switzerland
+41 1 878 88 85
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]
Form 20-F __X__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 12.9.02

By: for [signature]
Felix Weber
Chief Financial Officer

Dated: 12.9.02

By: [signature]
Hans R. Brütsch
Corporate Secretary

Attached:

- Adecco Half Year Report 2002 (figures as per 30 June 2002)




Adecco





Adecco Half-Year Report 2002

Making people successful in a changing world

Adecco

Adecco's Global Advantage: People, Bricks and Clicks

30,000 employees of Adecco Group, operating from over ***[illegible],000 offices in 60 countries***, harness state-of-the-art technology and the broadest range of Staffing, Human Resources and Business Services available, to help make hundreds of thousands of Clients and around four million Temporary Associates successful each year.

Adecco SA is a Forbes Global 500 company and the worldwide industry leader. Adecco is No.1 or No.2 in 12 of the world's top 13 staffing markets that account for 95% of industry revenues.

The Group ***comprises four Divisions***:

In ***Adecco Staffing***, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications;
Ajilon Professional offers an unrivalled range of specialised branded businesses attracting and placing highly skilled professionals;
Career Services, with Lee Hecht Harrison, encompasses our portfolio of outplacement and coaching;
finally, ***e-HR Services*** focuses on online recruiting activities.

TABLE OF CONTENTS

Letter to Shareholders

Dear Shareholders,

It is in the present that we build the future, and in difficult times that we identify winning strategies. In the first half of 2002 we reaffirmed our belief that investing in the future remains the best strategy to capture existing opportunities in the market and to develop capabilities for sustainable growth into the future.

In the first six months, we resumed the expansion of our office network, opening 250 branches in specific regions where we identified business acceleration or strong potential. As our experience clearly shows a high degree of correlation between branch density and market share, we expect these investments to start paying-off soon. We are now strategically positioned in key markets to benefit from the great opportunities ahead of us.

Investments also continued on the IT front. We continued to deploy our IT solutions in France, which we expect to finalise by year-end. Systems are poised to sharpen our competitive edge in the future. We expect a strong return on these investments once they become fully operational.

Cost management remained a priority item. The Adecco Group achieved a 4% cost base reduction in this period. This achievement also translates into higher productivity. Year-over-year, we have reduced headcount by 600, despite the addition of the new branches. We will continue to focus on cost and productivity management to continue improving the delivery of superior, cost-efficient services to our clients and appealing career opportunities to our candidates.

Excellence in execution requires seamless, efficient operations, but also management talent and vision. We believe we have both and feel confident that Adecco will work through the challenging times to provide a base for even greater success in the years to come.

Our many programmes aimed at strengthening the social commitment of the Adecco Group also continued to develop around the World. In a difficult economic environment for many stakeholders, we focused our social responsibility activities in the support of sustainable employability initiatives.

We would like to thank our clients, our associates, our colleagues and our shareholders for the continuing support and trust in our vision. We are now pleased to invite you to read the discussion of the results for the first half of 2002 on the following pages.

John Bowmer
Chairman

Jérôme Caille
Chief Executive Officer

SELECTED FINANCIAL HIGHLIGHTS (UNAUDITED)

CHF millions, except share and per share data

	Six months ended	
	June 30, 2002	July 1, 2001
Statements of Operations Data:		
Net service revenues	12,386	13,833
Operating income before amortisation of intangibles and one-time items (1)	371	617
Income before amortisation of intangibles and one-time items (1)	201	367
Net income (loss) (2)	199	(293)
Per Share Data:		
Income per share before amortisation of intangibles and one-time items (1)		
Basic	1.08	1.98
Diluted	1.06	1.92
Weighted average shares	186,426,299	185,679,522
Fully diluted shares	193,583,191	192,833,508
Cash Flow Data:		
Cash flow from operations	97	330
Cash flow (used in) investing activities	(195)	(379)
Cash flow (used in)/from financing activities	(131)	35
Capital expenditures	(77)	(146)

(1) In the first quarter 2001, one-time items include internet investment write-down of CHF 15 million and the cumulative effect of change in accounting principles, net of tax, of CHF 8 million.

(2) For the six months ended July 1, 2001, net income (loss) includes goodwill amortisation. For the six months ended July 1, 2001, the adjusted net income (under SFAS No. 142) is CHF 286 million; the adjusted basic EPS is CHF 1.54 and the adjusted diluted EPS is CHF 1.50 (see Note 1 of the Notes to Condensed Consolidated Financial Statements).

Income before amortisation of intangibles and one-time items is not meant to portray net income or cash flow in accordance with U.S. generally accepted accounting principles. Amortisation is a non-cash charge to operating income; however, income before amortisation of intangibles and one-time items does not represent cash available to shareholders. This may not be comparable to similarly entitled items reported by other companies. Up to December 30, 2001, Adecco amortised goodwill over its estimated life of five years. In fiscal year 2002, goodwill is no longer amortised.

FINANCIAL REVIEW

OPERATIONAL RESULTS

Consolidated Group Performance

In the first half of 2002, Adecco reported consolidated revenues of CHF 12.4 billion, consolidated operating income before amortisation of intangibles of CHF 371 million and income before amortisation of intangibles of CHF 201 million. Currency fluctuations had a major adverse effect on sales and profit, in particular towards the end of the second quarter.

Adecco's consolidated revenues decreased by 10% or CHF 1.4 billion compared with consolidated revenues of CHF 13.8 billion for the six-month period ended July 1, 2001. In local currency, revenues decreased by 7%, reflecting a 3% negative currency impact. Income before intangibles and one-time items fell by 45% or CHF 166 million, 42% in local currency.

The gross margin dropped by 90 basis points as a result of several factors: Adecco staffing business recovered faster than Ajilon Professional business which changed the product mix sold; a decline of gross margin in certain geographical areas and lower volume of permanent placements. The strong outplacement business partially offset the decrease in margin.

In the first half of 2002, selling, general and administrative expenses decreased by CHF 142 million to CHF 1.9 billion. These cost reductions have been achieved whilst expanding the branch network by 250 units mainly in the USA, UK and France. Further cost management initiatives are being driven through five strategic projects aimed at increasing productivity, reducing DSO (days of sales outstanding) and optimising purchasing processes.

Divisional Performance

During 2002, Adecco redefined its organisation to four divisions: Adecco Staffing, Ajilon Professional, Career Services and Others (mainly e-HR Services).

Revenue Split by Division



11%
2%
87%
First Half 2002
Adecco Staffing
Ajilon Professional
Career Services & Other
13%
1%
86%
First Half 2001

Adecco's business portfolio spans generalist, professional/specialist industry sectors, career services and other services. The redefined division-based structure facilitates the company's penetration and development into high growth, high profit areas of business.

Revenues and Operating Income (before amortisation of goodwill and intangibles) by division are presented as follows:

	Revenues		Operating Income	
CHF millions	Six Months Ended		Six Months Ended	
	June 30, 2002	July 1, 2001	June 30, 2002	July 1, 2001
Adecco Staffing	10,819	11,823	290	460
Ajilon Professional	1,309	1,804	21	113
Career Services	234	183	69	50
Others*	24	23	(9)	(6)
Total Adecco	**12,386**	**13,833**	**371**	**617**

*) *Includes e-HR and Business services*

Adecco Staffing posted revenues of CHF 10.8 billion for the first six months, a decline of CHF1.0 billion (8%) in Swiss Francs, and of 4% in constant currency. The division's operating income before amortisation of intangibles decreased CHF 170 million or 37% to CHF 290 million (in local currency a decline of 33%). Carefully targeted cost-cutting measures continued to be reinforced during the period to help alleviate the impact of lower volume.

Number of Temporary Associates on Assignment through Adecco Staffing



Number of Temps (000's)
640
620
600
580
560
540
520
500
Jan
Feb
Mar
Apr
May
Jun
2002
2001

Although Adecco Staffing revenue for the first half of 2002 remained below the 2001 figures, the division reported a significant business acceleration in June 2002.

Adecco Staffing Client Base Evolution



Number of Clients (000's)
145
140
135
130
125
Jan
Feb
Mar
Apr
May
Jun
2002
2001

The preservation of a broad client base is a key element in Adecco's growth strategy. Cross-selling efforts should foster the next generation of organic growth within the company.

For the first half of 2002, Adecco France and Adecco North America reported an 8% decline of revenue in local currency, but encouraging sales improvement towards the end of the second quarter was noted. Italy and Japan continued to grow although with a slower pace. Adecco UK was affected by the weakness of permanent placements.

Adecco Staffing Geographical Distribution



3.3%
3.4%
385
1,088
9.2%
368
1,099
10.2%
2,469
22.8%
2,745
23.2%
63.6%
64.3%
First Half 2002
First Half 2001
Europe
North America
Asia/Pacific
Rest of World

Adecco continues to reinforce its presence in traditional markets and to pioneer the concept of Staffing and Human Resources services in emerging markets.
The geographical distribution of Adecco Staffing revenues remained almost unchanged between 2002 and 2001.

Ajilon Professional revenues declined CHF 495 million or 27% to CHF 1.3 billion in the first half-year 2002, a 25% decrease in local currency, in particular due to strong exposure to the Telecom industry last year, which heavily reduced their contractors over the last 12 months. Amid a difficult semester, the division reported positive encouraging signs of improvement, such as the record number of orders booked by Ajilon Professional in the IT Industry in the second quarter, and a reduction of cost year-on-year.

Career Services, comprising the Lee Hecht Harrison brand, reported a CHF 51 million increase of revenues and a substantial growth of operating income of CHF 19 million. In the second quarter 2002, the outplacement arm of the division signed up large international contracts in the quarter and reported merger-related projects.

The businesses grouped under ***Others***, mainly the e-HR Services, reported for the first half of 2002 almost unchanged revenues of CHF 24 million compared with the same period in 2001. Loss before amortisation of intangibles grew from CHF 6 million in the first half of 2001 to CHF 9 million in 2002. jobpilot AG, the most recent acquisition of Adecco, is consolidated in the financial statements since the beginning of May 2002.

Profit Conversion



2%
11%
16%
6%
Revenues
Operating Income
Adecco Staffing
Ajilon Professional
Career Services & Other

In the first half year 2002, Adecco Staffing remained the main profit contributor, followed by Career Services with its strong gearing effect. Profitability in the Ajilon Professional division remains challenged by the current business environment.

FINANCIAL POSITION AND LIQUIDITY

For the first six months in 2002, the cash flows from operating activities decreased from CHF 330 to CHF 97 million primarily due to the decrease of income before amortisation of intangibles of CHF 166 million to CHF 201 million and an increase in accounts receivables as a result of the growing business towards the end of the second quarter 2002. Adecco's strong focus on working capital management led to an improvement of cash collection of accounts receivables outstanding (DSO) between June 30, 2002 and December 30, 2001.

Major cash outflows used in investing activities in the first six months of 2002 were the acquisition of jobpilot AG amounting to CHF 85 million net of cash, and capital expenditures mainly for IT infrastructure of CHF 78 million. Capital expenditures have been reduced by CHF 69 million compared with prior year expenditures of CHF 146 million.

During the first six months of 2002, the long- and short-term debt slightly increased by approximately CHF 30 million. Net debt (including off balance sheet financing of CHF 77 million) as of June 30, 2002 was CHF 2,7 billion, an increase of CHF 133 million since year-end 2001.

In the second quarter 2002, dividends totalling CHF 188 million were paid to shareholders.

OUTLOOK

The positive trends beyond sales seasonality identified at the end of the second quarter 2002 reinforce Adecco Management's confidence that business acceleration could take place in the second half of 2002, although a few months later than previously anticipated.

FORWARD-LOOKING STATEMENTS

This Half-Year Report contains certain forward-looking statements and information relating to Adecco that are based on the current expectations, estimates and projections of its management and information currently available to Adecco. These statements include, but are not limited to, the statements under Financial Review, and other statements contained in this Half-Year Report that are not historical facts. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of Adecco to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Terms and phrases such as "believe," "expect," "anticipate," "intend," "plan," "predict," "estimate," "project," "may" and "could," and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements reflect current views of Adecco with respect to future events and are not a guarantee of future performance. Various factors could cause actual results or performance to differ materially from the expectations reflected in these forward-looking statements. These factors include, among others:

- *our ability to successfully implement our growth and operating strategies;*
- *fluctuations in interest rates or foreign currency exchange rates;*
- *changes in economic conditions;*
- *changes in the law or government regulations in the countries in which Adecco operates;*
- *instability in domestic and foreign financial markets;*
- *our ability to obtain commercial credit; and*
- *changes in general political, economic and business conditions in the countries or regions in which Adecco operates.*

Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Therefore, you should not place any undue reliance on forward-looking statements. Adecco undertakes no obligation to update any forward-looking statement, even if new information, future events or other circumstances have made them incorrect or misleading. All subsequent written and oral forward-looking statements attributable to Adecco are qualified in their entirety by the foregoing factors.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CHF millions	As of June 30, 2002	As of December 30, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	280	552
Trade accounts receivable, net	4,548	4,636
Other current assets	712	499
Total current assets	5,540	5,687
Property, equipment, leasehold improvements, net	697	735
Goodwill	2,194	2,285
Other intangibles, net	24	7
Other assets	552	609
Total assets	**9,007**	**9,323**
LIABILITIES		
Current Liabilities		
Short-term debt and current maturities of long-term debt	464	995
Accounts payable and accrued expenses	4,118	4,309
Total current liabilities	4,582	5,304
Long-term debt	2,472	2,047
Other liabilities	161	183
Total liabilities	7,215	7,534
Minority Interests	2	2
SHAREHOLDERS' EQUITY		
Share capital	187	186
Additional paid-in capital	3,162	3,144
Retained earnings	(1,458)	(1,469)
Accumulated and other comprehensive income	(92)	(65)
	1,799	1,796
Less: Treasury stock, at cost	(9)	(9)
Total shareholders' equity	1,790	1,787
Total liabilities and shareholders'equity	**9,007**	**9,323**

The accompanying notes are an integral part of these condensed consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

CHF millions, except share and per share data	Six months ended	
	June 30, 2002	**July 1, 2001**
Net service revenues	12,386	13,833
Direct costs of services	(10,126)	(11,185)
	2,260	2,648
Selling, general & administrative expenses	(1,889)	(2,031)
Amortisation of intangibles	(2)	(637)
	369	(20)
Interest income	8	16
Interest expense	(87)	(129)
Other income (expense), net	(9)	(22)
Income (loss) before income taxes and minority interest	281	(155)
Provision for income taxes	(82)	(130)
Net income (loss) from operations	199	(285)
Cumulative effect of changes in accounting principles	-	(8)
Net income (loss)	**199**	**(293)**
Net income (loss) per share		
Basic income (loss)	1.07	(1.58)
Diluted income (loss)	1.05	(1.58)
Basic adjusted (before goodwill amortisation net of tax)	1.07	1.54
Diluted adjusted (before goodwill amortisation net of tax)	1.05	1.50
Weighted average shares	186,426,299	185,679,522
Diluted shares	193,583,191	192,833,508

The accompanying notes are an integral part of these condensed consolidated financial statements

Consolidated Statements of Cash Flows (unaudited)

CHF millions	Six months ended June 30, 2002	Six months ended July 1, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	199	(293)
Adjustments to reconcile net loss to net cash and cash equivalents from operating activities		
Amortisation	2	637
Depreciation	104	95
Utilisation of restructuring reserve	(7)	(24)
Cumulative effect of change in accounting principle	-	8
One-time items	-	15
Other charges	45	42
Changes in operating assets and liabilities		
Trade accounts receivable	(108)	(107)
Accounts payable and accrued expenses	(65)	35
Other current assets	(58)	(40)
Non-current assets and liabilities	(15)	(38)
Cash flows from operating activities	**97**	**330**
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, equipment and leasehold improvements	(77)	(146)
Proceeds from sales of property and equipment	1	-
Purchase price of jobpilot AG acquisition, net of cash acquired	(85)	-
Other acquisitions and investing activities	(34)	(233)
Cash flows (used in) investing activities	**(195)**	**(379)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase (decrease) in short-term debt	(506)	34
Increase in long-term debt	571	1,080
Repayment of long-term debt	(33)	(827)
Dividends paid to shareholders	(188)	(185)
Common stock options exercised	19	16
Other financing activities	6	(83)
Cash flows (used in)/from financing activities	**(131)**	**35**
Effect of exchange rate changes on cash	**(43)**	**(9)**
Net decrease in cash and cash equivalents	(272)	(23)
Cash and cash equivalents:		
Beginning of period	552	487
End of period	280	464
Cash paid for taxes	76	166
Cash paid for interest	66	99

The accompanying notes are an integral part of these condensed consolidated financial statements

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

Adecco SA ("Adecco") prepared its 2002 consolidated half-year financial report using the same accounting principles and methods of computation that were applied in the audited consolidated financial statements as of December 30, 2001 and for the year then ended, with the exception of change in accounting policy presented below.

Change in Accounting Policy

As of the first day of fiscal year 2002, Adecco has adopted SFAS No.142 "Goodwill and Other Intangible Assets", which requires that goodwill and other intangibles with indefinite/infinite lives no longer be amortised, but be subject to an annual impairment test. However, intangibles with definite lives continue to be amortised over the useful lifetime. Up to December 30, 2001, Adecco amortised goodwill over its estimated life of five years.

Actual results of operations for reporting periods had Adecco applied the non-amortisation provisions of SFAS No.142 in those periods are as follows:

	Six Months Ended	
CHF millions	June 30, 2002	July 1, 2001
Net income (loss) as reported	199	(293)
Goodwill amortisation, net of tax	-	579
Net income as adjusted	**199**	**286**

NOTE 2 – BUSINESS ACQUISITIONS

In May 2002, Adecco acquired 95.2% of voting common shares of jobpilot AG ("jobpilot"), a leading supplier of online staffing recruitment services in Europe, for approximately CHF 85 million in cash, net of CHF 17 million cash acquired. The purchase price was funded with existing credit facilities and internal resources.

The acquisition was accounted for as a purchase and the assets, liabilities and results of operations of jobpilot have been included in Adecco's consolidated financial statements since the date of acquisition. Marketing, IT and customer-related intangibles have been valued at an estimated fair value of CHF 17 million. The excess of the purchase price over the fair value of assets acquired and liabilities assumed of CHF 55 million at the date of acquisition was allocated to goodwill.

NOTE 3 – FINANCING ARRANGEMENTS

Long-Term Debt

In March 2002, the U.S securitisation facility has not been renewed. The short-term bank loan amounting to USD 260 million has been repaid and was refinanced through the existing CHF 1 billion unsecured multi currency revolving credit facility maturing in July 2003.
As of June 30, 2002, outstanding balances drawn under this facility comprise CHF 110 million. The interest rates are based on LIBOR and an agreed variable margin.

NOTE 4 – SHAREHOLDERS' EQUITY

Beginning on April 25, 2002, 49,000 of participation certificates issued have been converted to common shares on a one-to-one basis.

In May 2002, dividends for 2001 of CHF 1.00 per share totalling CHF 188 million were paid to shareholders.

NOTE 5 – SEGMENT REPORTING

Adecco's four divisions are:

- *Adecco Staffing*: Providing mainstream staffing services including temporary staffing and permanent placement, focusing on flexible staffing solutions including automotive, banking, electronics, logistics and telecommunications.
- *Ajilon Professional*: Offers a range of specialised branded business, attracting and placing highly skilled professionals as temporary associates and contractors
- *Career Services*, with Lee Hecht Harrison, encompasses outplacement and coaching services
- The businesses grouped under *Others,* mainly e-HR Services focusing on online recruiting activities

Adecco evaluates the performance of its reportable segments based on divisional contribution, which is defined as the amount of profit or loss before interest, income taxes, amortisation of goodwill and other intangibles, restructuring expenses, one-time items and allocation of certain corporate charges.

Approximately 93.7% and 93.6% of Adecco's net service revenues for the first half-year 2002 and 2001 respectively were related to temporary staffing. The remaining portion relates to permanent placements, outplacement and other services.

Segment Information by Division

CHF millions	**Revenues** Six Months Ended		**Divisional contribution** Six Months Ended	
	June 30, 2002	July 1, 2001	June 30, 2002	July 1, 2001
Adecco Staffing	10,819	11,823	290	460
Ajilon Professional	1,309	1,804	21	113
Career Services	234	183	69	50
Others*	24	23	(9)	(6)
Total Adecco	**12,386**	**13,833**	**371**	**617**

*) Includes e-HR and Business services

Segment Information by Geographical Areas

CHF millions	**Revenues** Six Months Ended		**Divisional contribution** Six Months Ended	
	June 30, 2002	July 1, 2001	June 30, 2002	July 1, 2001
Europe	7,464	8,319	215	343
North America	3,382	3,951	108	203
Asia/Pacific	1,172	1,178	39	54
Rest of the World	368	385	9	17
Total Adecco	**12,386**	**13,833**	**371**	**617**

CONTACTS

REGISTERED OFFICE

Adecco SA (Holding)
1275 Chéserex
Switzerland

CONTACT DETAILS

Adecco management & consulting SA
Hertistrasse 2 E
PO Box 687
8304 Wallisellen
Switzerland
Tel: +41 1 878 88 88
Fax: +41 1 878 87 87

Corporate Communications
Tel: +41 21 341 94 73
Fax: +41 21 341 94 76
press.info@adecco.com

Investor Relations
Tel: +41 1 878 88 84
Fax: +41 1 878 87 84
investor.relations@adecco.com

Adecco on the internet
http://www.adecco.com

A full office address list can be found on www.adecco.com

Adecco

www.adecco.com